

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Tse Meng Ng
Chief Executive Officer
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164

> **Re: RF Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 2, 2021**
> **CIK No. 0001847607**

Dear Mr. Ng:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 filed March 2, 2021

Prospectus Cover Page, page i

1.　Please provide clear disclosure of the concurrent private placement on the prospectus cover page.

Risk Factors, page 28

2.　We note the risk factor on page 59 that holders of class A common stock are not entitled to vote on the appointment of directors prior to the initial business combination. Please reconcile with the description of securities section, which states that class A and B shareholders vote together as a class on all matters submitted to a vote.

3. We note the fee table reflects that you are registering the offering of the shares of common stock underlying the warrants because the warrants may be exercisable within one year. However, your risk factor disclosure on page 59 reflects that you are not registering the shares of common stock underlying the warrants. Please reconcile and clarify your disclosure in the Summary, Risk Factors and Description of Securities sections regarding the current registration of shares underlying the warrants and your plans to file Section 10(a)(3) updates.

Principal Stockholders, page 110

4. We note that Mr. Ng is the control person for your sponsor. Please revise the amount held by Mr. Ng in the beneficial ownership table to reflect his beneficial ownership of these shares, as required by Item 403 of Regulation S-K.

Allocation of Purchase Price and Characterization of a Unit, page 130

5. We note the disclosure in this section that for federal tax purposes, each unit should be treated as the acquisition of one share of class A common stock and three quarters of one warrant. Please clarify, given the disclosure throughout that each unit consists of one share of class A common stock and one-half of a warrant.

Signatures, page II-8

6. Please include the signatures of the company's principal financial officer, and principal accounting officer or controller. See Instruction 1 to Signatures in Form S-1.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship